Exhibit 12

The McClatchy Company

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(in thousands of dollars, except ratio data)

	Year Ended
	December 29,	December 30,	December 25,	December 26,	December 27,
	2013	2012	2011	2010	2009
Fixed Charge Computation
Interest expenses:
Net interest expense	$135,381	$151,334	$165,434	$177,641	$127,276
Plus: capitalized interest	798	748	193	101	200
Gross interest	136,179	152,082	165,627	177,742	127,476
Interest on unrecognized tax benefits	735	11,689	5,960	(1,632)	(920)
Amortization of debt discount	(6,673)	(9,821)	(11,092)	(11,327)	(7,442)
Interest component of rent expense	4,585	5,666	4,509	5,021	5,501
Total fixed charges	$134,826	$159,616	$165,004	$169,804	$124,615
Earnings Computation
Income from continuing operations before income taxes	$32,059	$(21,526)	$62,785	$38,701	$83,561
Earnings of equity investments (1)	(42,651)	(31,935)	(27,762)	(11,752)	(2,130)
Impairment related charge recorded by equity investee (2)	—	—	—	2,947	2,022
Interest on unrecognized tax benefits	(735)	(11,689)	(5,960)	1,632	920
Distributed income of equity investees	42,436	38,600	31,625	24,274	1,135
Add: fixed charges	134,826	159,616	165,004	169,804	124,615
Less: capitalized interest	(798)	(748)	(193)	(101)	(200)
Total earnings as adjusted	$165,137	$132,318	$225,498	$225,505	$209,923

Ratio Of Earnings to Fixed Charges	1.22	0.83	1.37	1.33	1.68

(1) The earnings from equity investments in 2012 includes the Company’s portion (approximately $7 million) of an impairment related charge that was recorded by an equity investee.

(2) Reflects the Company’s portion of loss related to an impairment and recorded in “Write-down of investments and land held for sale” in the Consolidated Statement of Income.